UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of April 2007
Commission File Number 1—13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑          Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐          No   ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

OTHER EVENTS
1.	New bank facility
     On March 30, 2007, China Yuchai International Limited (“CYI” or the “Company”) entered into an unsecured multi-currency revolving credit facility agreement (the “Facility Agreement”) with a bank in Singapore for an aggregate of US$40.0 million. The facility is available for three years from the date of the Facility Agreement and shall be utilized by CYI to finance its long term general working capital requirements. The terms of the facility require, among other things, that Hong Leong Asia Ltd. (“Hong Leong Asia”) retains ownership of CYI’s special share and that CYI remains a Principal Subsidiary (as defined in the Facility Agreement) of Hong Leong Asia. The terms of the facility also include certain financial covenants with respect to CYI’s tangible net worth and net gearing ratio throughout the term of the facility, as well as negative pledge provisions and customary drawdown requirements and events of default.
2.	Special Committee of the Board of Directors dissolved
     At a meeting held on April 13, 2007, the Board of Directors of CYI dissolved the Special Committee of the Board of Directors.
     The Special Committee was established in 2003 in response to the litigation-related and other difficulties that the Company faced at that time with respect to its investment in Guangxi Yuchai Machinery Company Limited (“GYMC”).
3.	Payment of fees to Hong Leong Management Services Pte Ltd
     The CYI Board of Directors has authorized CYI to pay to Hong Leong Management Services Pte Ltd (“Hong Leong Management”) S$1,550,200 (approximately US$1,024,451) in fees for services performed by Hong Leong Management in 2006 on behalf of CYI. As previously disclosed, Hong Leong Management, an affiliate of Hong Leong Asia, provides management and other services to the members of the Hong Leong group of companies. As it is a related party transaction, CYI’s audit committee comprising independent directors has reviewed and approved this transaction.
     Hong Leong Management’s fees of S$1,550,200 (approximately US$1,024,451) relate to work done in assisting CYI in connection with, among other things, (a) the coordination of the mandatory conditional cash offers made by the CYI group to acquire the ordinary shares and other securities of Thakral Corporation Ltd and HLG Enterprise Limited, (b) obtaining additional credit facilities from two banks in Singapore, and (c) the coordination of the subscription by the CYI group for its rights entitlement under a rights issue by HLG Enterprise Limited of zero coupon unsecured non-convertible bonds and non-redeemable convertible cumulative preference shares, all as disclosed in CYI’s various filings in the course of 2006.
     In addition, the CYI Board of Directors has authorized CYI to pay to Hong Leong Management the amount of S$283,241 (approximately US$187,180) for corporate secretarial services rendered in connection with Hong Leong Management’s services described above and other corporate activities, to the CYI group of companies in 2006. This transaction has also been reviewed and approved by the CYI audit committee.
4.	Cooperation Framework Agreement
     On April 10, 2007, GYMC signed a Cooperation Framework Agreement with Geely Holding Group (“Geely”) and Zhejiang Yinlun Machinery Co., Ltd (“Yinlun”) to consider to establish a proposed joint venture to develop diesel engines for passenger cars in China. The location of the proposed joint venture is at Zhejiang Tiantai.
     A working team has been established to work on this project. The shareholding structure is under discussion and any significant developments would be subject to GYMC’s board of directors’ approval.
     Geely is one of the largest manufacturers of passenger cars in China and Yinlun is one of the largest manufacturers of cooling equipment for automotive, truck and industrial applications in China. Both companies are based in Zhejiang.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: April 18, 2007

CHINA YUCHAI INTERNATIONAL LIMITED
:	By:	/s/ Philip Ting Sii Tien
	Name:	Philip Ting Sii Tien
	Title:	Chief Financial Officer and Director